OFA Group

Unit B, 16/F, Easy Tower, 609 Tai Nan West Street,

Cheung Sha Wan, Hong Kong

VIA EDGAR

January 14, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer
Joel Parker
Jenna Hough
Erin Jaskot

Re:	OFA Group
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted November 22, 2024
CIK No. 0002036307

Ladies and Gentlemen:

OFA Group (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 19, 2024, regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted to the Commission on November 22, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting via Edgar a revised draft registration statement (the “Revised Draft Registration Statement”) with this response letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted November 21, 2024

Cover Page

1.	We note your revisions pursuant to comment 2 and reissue in part. Please disclose on the cover page how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange, such as the Personal Data (Privacy) Ordinance and the Competition Ordinance.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page and page 24 of the Revised Draft Registration Statement.

2.	Your response to comment 24 indicates that you have made revisions to separate the primary and resale prospectuses, however, your prospectus cover page for the primary offering continues to refer to the resale prospectus. Revise to remove these references.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the Revised Draft Registration Statement.

Risks Related to Doing Business in Hong Kong, page 3

3.	We note your revisions pursuant to comment 4 and reissue in part. Please revise to discuss the significant liquidity risks having the majority of the company’s operations in Hong Kong poses to investors. Where you disclose that these risks could result in a material change in your operations or value of the securities you are registering for sale, please also indicate that these risks could significantly or limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Also, for each summary risk factor, provide cross-references to the individual detailed risk factor.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 2, 3 and 18 of the Revised Draft Registration Statement.

Recent Regulatory Development in the PRC, page 6

4.

We note your disclosure that it is the view of your Hong Kong legal counsel that you, as an exempted company incorporated under the laws of the Cayman Islands, are not required under any Hong Kong statutory or legal requirements to obtain permissions or pre-approvals from any Hong Kong authorities in connection with your proposed issuance of ordinary shares to foreign investors or listing on the Nasdaq. As this statement covers only your Cayman Islands entity and speaks only to offering securities to foreign investors, please expand the disclosure to address your operating subsidiary in Hong Kong as well as any permissions or approvals necessary to operate your business. In this regard, please disclose each permission or approval that you or your subsidiary are required to obtain from Hong Kong authorities to operate your business and to offer the securities being registered to foreign investors, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please state whether you have relied on the opinion of counsel as the basis for your conclusions, and, if so, name counsel and state that it is counsel’s opinion, and file the consent of counsel as an exhibit.

Response: We respectfully advise the Staff that the disclosures “As of the date of this prospectus, it is the view of our Hong Kong legal counsel, Charltons, that neither we, as an exempted company incorporated under the laws of Cayman Islands, or our operating subsidiary, is required under any Hong Kong statutory or legal requirements to obtain permissions or pre-approvals from any Hong Kong authorities in connection with our proposed issuance of our ordinary shares to foreign investors or listing on Nasdaq.” on page 9 of the Draft Registration Statement covered both our Cayman Islands entity and our operating subsidiary. In response to the Staff’s comment, we have revised the disclosures on page 9 under “Recent Regulatory Development in the PRC – Regulatory Permissions” of the Revised Draft Registration Statement.

We may become subject to a variety of PRC laws and other regulations..., page 22

5.	We note your revisions in response to comment 12. Further revise this risk factor to offer additional context around the CSRC Trial Measures and your counsel’s conclusion that they do not apply to you, as you do on page 8. In this regard, towards the end of this risk factor you discuss uncertainty around the application and enforcement of the CAC and CSRC laws and regulations but the forepart of your risk factor only discusses the CAC laws and regulations.

Response: In response to the Staff’s comment, we have revised the disclosures on page 23 of the Revised Draft Registration Statement.

Our Business, page 49

6.	We note your revisions in response to comment 15, however, your disclosure continues to be unclear as to the “arrangement” you propose to enter into with Houzz and how it will differ from the “standard commercially available features” you currently utilize. Revise to explain what you mean by the proposed “localization resources and established distribution channels” you reference here. Make similar revisions in your Prospectus Summary.

Response: In response to the Staff’s comment, we have revised the disclosures on pages 1 and 50 of the Revised Draft Registration Statement.

7.	Clarify the current status of the various phases of your co-development agreement with Alan To AI and clarify whether Phase 1 started with the date of execution of the agreement on August 30, 2024 such that you are currently in Phase 2.

Response: In response to the Staff’s comment, we have revised the disclosures on page 50 of the Revised Draft Registration Statement.

Our Industry, page 50

8.	Where you discuss your opportunities, ensure you balance this disclosure with your current challenges and declines in revenues related to continuing inflation, rising or continued high interest rates, and/or construction costs which have reduced demand for your services.

Response: In response to the Staff’s comment, we have revised the disclosures on page 51 of the Revised Draft Registration Statement.

Our Competitive Strengths

Strong Relationships and High Client Satisfaction, page 53

9.	We note your revisions in response to comment 17. Further revise to clarify the timeframe over which the accumulated revenue was earned.

Response: In response to the Staff’s comment, we have revised the disclosures on page 54 of the Revised Draft Registration Statement.

Our Strategies, page 54

10.	Where you discuss your acceleration of AI Platform Development, clarify whether the second bullet point is distinct from your first, as they seem to be discussing the same product.

Response: In response to the Staff’s comment, we have revised the disclosures on page 55 of the Revised Draft Registration Statement.

General

11.	We note your disclosure on the primary prospectus cover page that the resale prospectus is substantially the same as the primary prospectus, with exceptions. We note, however, that the resale prospectus does not include the China-based issuer disclosure present in the primary offering prospectus. Please reconcile this disclosure so that the cover page of the resale prospectus contains the same China-based issuer disclosure as the cover page of the primary offering prospectus.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the resale prospectus in the Revised Draft Registration Statement.

***

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lijia Sanchez, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Larry Wong
Name:	Larry Wong
Title:	Chief Executive Officer

cc:	Lijia Sanchez, Esq.